May 25, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ernest Greene, Staff Accountant
Anne McConnell, Staff Accountant

Re: Constellation Brands, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2022
Filed April 21, 2022
Form 8-K
Filed April 7, 2022
Form 8-K
Filed April 6, 2023
Response Letter Dated March 9, 2023
File No. 001-08495

Ladies and Gentlemen:

The responses of Constellation Brands, Inc. (the “Company”) to the comments of the staff (the “Staff”) included in the Securities and Exchange Commission’s (the “Commission”) comment letter dated May 16, 2023, with regard to the above-referenced Company’s Form 10-K for the fiscal year ended February 28, 2022, filed April 21, 2022, Form 8-K filed April 7, 2022, and Form 8-K filed April 6, 2023 (the “Filing”), are set forth below.

For the convenience of the Staff, the Company has formatted this letter such that the Company repeats the Staff’s comments below in italics with the Company’s response immediately following each comment.

Form 8-K filed April 6, 2023
Exhibit 99.1, page 1

1.We note your response to prior comment 2 and the revisions to your disclosures related to Consolidated EBIT. We also note in the tabular presentation on page 1 of your recent earnings release you present Comparable EBIT and indicate Reported EBIT is N/A; however, it is not clear why Reported EBIT is N/A. It is also not clear your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K. Please revise future filings to address the following:
•Revise the tabular presentation on page 1 to present Reported EBIT, calculated based on the applicable amounts presented on the face of your GAAP statements of operations, or present the most directly comparable GAAP measure;
•Ensure any amount you identify as EBIT, for example on page 13, represents EBIT, calculated based on the applicable amounts presented on the face of your GAAP statements of operations and as required by the guidance in Question 103.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures; and
207 High Point Drive, Building 100, Victor, NY 14564
Please enjoy our products responsibly. © 2020 Constellation Brands Inc., Victor, NY

United States Securities and Exchange Commission
May 25, 2023

•Revise the footnote to the table on page 1 to clearly indicate Comparable and Organic amounts represent non-GAAP financial measures.

Company Response: The Company acknowledges the Staff’s comment. In response to the first bullet, the Company respectfully advises the Staff that in future filings the Company will revise the tabular presentation on page 1 to present Reported adjusted earnings before interest & taxes calculated based on the applicable amounts presented on the face of the Company’s GAAP statements of operations as Net income (loss) attributable to CBI, excluding (i) Net income (loss) attributable to noncontrolling interests, (ii) Provision for (benefit from) income taxes, (iii) Loss on extinguishment of debt, and (iv) Interest expense. The Company would anticipate using the proposed presentation in Appendix A attached hereto in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

In response to the second bullet, after considering the applicable guidance related to the use of EBIT set forth in Question 103.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company respectfully advises the Staff that in future filings the Company will rename the amounts currently identified as earnings before interest & taxes or EBIT as adjusted earnings before interest & taxes or Adjusted EBIT, respectively. The Company would anticipate using the proposed presentation (i) in Appendix A attached hereto of the heading of the tabular presentation on page 1 in future filings, and (ii) in Appendix B attached hereto in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

In response to the third bullet, the Company respectfully advises the Staff that in future filings the Company will revise the footnote to the table on page 1 to clearly indicate comparable, adjusted, organic, and “excluding Canopy EIE” amounts are non-GAAP financial measures. The Company would anticipate using the proposed presentation in Appendix A attached hereto in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

2.We note your responses to prior comments 4 and 5 and your revised disclosures related to comparable adjustments; however, we also note the most material comparable adjustments, related to the financial statement line item Income (loss) from unconsolidated investments, have not been appropriately quantified and explained as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please provide us, and revise future filings to address, the following:
•Separately quantify and discuss each adjustment needed to reconcile Canopy’s Reported equity earnings (losses) and Canopy’s Comparable equity earnings (losses) on pages 3 or 16, similar to your presentation of comparable adjustments related to gross profit and operating income;
•Separately quantify and more fully discuss each adjustment included in the comparable adjustments related to the financial statement line item Income (loss) from unconsolidated investments on page 14, similar to your presentation of comparable adjustments related to gross profit and operating income; and
•Consider revising the titles of the non-GAAP financial measures you identify as Diluted EPS Excluding Canopy, Comparable basis excluding Canopy EIE, and Comparable EPS, excluding Canopy EIE, since it appears the current titles may be confusing as several other non-GAAP financial measures you present, including Comparable Net income (loss) attributable to CBI, Comparable EBIT, and Comparable Diluted net income (loss) per share (EPS), also exclude material losses related to Canopy.
This comment is also applicable to non-GAAP disclosures in future annual and quarterly exchange act filings.

United States Securities and Exchange Commission
May 25, 2023

Company Response: The Company acknowledges the Staff’s comment. In response to the first and second bullets, the Company respectfully advises the Staff that in future filings the Company will separately quantify and discuss (i) each adjustment needed to reconcile Canopy’s Reported equity earnings (losses) and Canopy’s Comparable equity earnings (losses) and (ii) each adjustment included in the comparable adjustments related to the financial statement line item Income (loss) from unconsolidated investments. The Company would anticipate using the proposed presentation in Appendices B and C attached hereto in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

In response to the third bullet, the Company respectfully advises the Staff that measures which exclude Canopy EIE are intended to remove all of our equity in the earnings (losses) of Canopy and related activities on a reported basis. Below is an example of the proposed additional disclosure the Company would anticipate using in future filings within the Company’s Form 8-K, Exhibit 99.1 - Reconciliations of GAAP to Non-GAAP Financial Measures section (marked to show changes from the disclosures in the Filing) and within any applicable non-GAAP disclosures in future annual and quarterly exchange act filings, subject to developments between the date hereof and the date of such future filings:

Canopy Equity Earnings (Losses) and Related Activities (“Canopy EIE”)
The measures that exclude all of our equity in the earnings (losses) of Canopy and related activities on a reported basis are defined as “excluding Canopy EIE.” Financial measures excluding Canopy EIE are non-GAAP ~~financial measures~~ and are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides our investors valuable insight to understand how management views the Company’s performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

Additionally, the Company respectfully advises the Staff in future filings the Company would rename the non-GAAP financial measure currently identified as “Diluted EPS Excluding Canopy” as “EPS Excluding Canopy EIE.” The Company would anticipate using the proposed presentation in Appendix A attached hereto of the heading of the tabular presentation on page 1 in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7282 or, alternatively, Matthew Stoloff, Esq. at (480) 255-8034.

Sincerely,
CONSTELLATION BRANDS, INC.

By:	/s/ Darrell Hearne
Darrell Hearne
Senior Vice President and Controller

Cc:    Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
KPMG LLP
James O. Bourdeau, Esq., Constellation Brands, Inc.
Garth Hankinson, Constellation Brands, Inc.
Lloyd H. Spencer, Esq., Nixon Peabody LLP

Appendix A - proposed presentation
Exhibit 99.1

Strong Fiscal 2023 Performance Including Record Net Sales and Operating Income
Beer Business Outperforms Net Sales and Operating Income Growth Outlook For Fiscal 2023
Company Exceeds Goal to Return $5 Billion in Share Repurchases and Dividends
Quarterly Cash Dividend Per Share of Class A Common Stock Increased by 11%

	Net Sales	Operating Income	Net Income (Loss) Attributable to CBI	Adjusted Earnings Before Interest & Taxes	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	EPS Excluding Canopy EIE
Fiscal Year 2023 Financial Highlights (1) | In millions, except per share data
Reported	$9,453	$2,843	$(71)	$806.5	$(0.11)	NA
% Change	7%	22%	(76%)	16%	50%	NA
Comparable	$9,453	$3,037	$1,982	$2,908	$10.65	$11.40
% Change	7%	3%	1%	4%	4%	4%
Fourth Quarter Fiscal Year 2023 Financial Highlights (1)
Reported	$1,998	$467	$223	$374.5	$1.21	NA
% Change	(5%)	(31%)	(44%)	(36%)	(42%)	NA
Comparable	$1,998	$592	$365	$555	$1.98	$2.15
% Change	(5%)	(10%)	(19%)	(11%)	(16%)	(16%)
(1) Definitions of reported, comparable, adjusted, organic, and Canopy EIE, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release. Comparable, adjusted, organic, and “excluding Canopy EIE” amounts are non-GAAP financial measures. NA=Not Applicable
HIGHLIGHTS
•Achieves fiscal 2023 reported EPS of $(0.11) and comparable EPS of $10.65; excluding Canopy EIE, achieved comparable EPS of $11.40, an increase of 4%
•Beer Business delivers strong fiscal 2023 net sales and operating income growth above outlook, despite inflationary headwinds, driven by the 13th consecutive year of volume growth from continued strong demand for our high-end brands
•Wine and Spirits Business delivers operating margin expansion mostly driven by strong performance across its Premium Wine, Fine Wine, and Craft Spirits brands, which outpaced the corresponding segments of U.S. wine and spirits categories for fiscal 2023 in IRI channels
•Generates $2.8 billion of operating cash flow, an increase of 2% and $1.7 billion of free cash flow an increase of 3%, for fiscal 2023
•Returns nearly $2.3 billion to shareholders in share repurchases and dividends in fiscal 2023, exceeding commitment to return
$5 billion between fiscal 2020 and fiscal 2023 by more than
$400 million
•Provides fiscal 2024 reported EPS outlook of $11.60 - $11.90 and comparable EPS outlook of $11.70 - $12.00
•Provides fiscal 2024 operating cash flow target of $2.4 - $2.6 billion and free cash flow projection of $1.2 - $1.3 billion
•Declares quarterly cash dividend of $0.89 per share Class A common stock, an increase of 11%

“We delivered another solid year in Fiscal 23. Our Beer Business achieved its 13th consecutive year of volume growth while maintaining best-in-class margins. The momentum of our iconic and next wave beer brands continued to drive our industry-leading growth and share gains. We remain excited about the ongoing opportunities we see for these brands, as well as for our Beer Business innovations in Fiscal 24. Our Wine and Spirits Business won in its key areas of focus, outperforming the higher-end wine and spirits segments.”

“We achieved record net sales and operating income in Fiscal 23. Our solid performance and disciplined capital allocation enabled us to return nearly $2.3 billion to shareholders in share repurchases and dividends. Our Beer Business exceeded its net sales and operating income outlook, and we continued to make progress with our investments to support its strong growth. Our Wine and Spirits Business expanded its operating margins as it further advanced its strategy. We expect to continue to build on our momentum and deliver value to shareholders in Fiscal 24.”

Bill Newlands	Garth Hankinson
President and Chief Executive Officer	Chief Financial Officer

#WORTHREACHINGFOR I 1

Appendix B - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)
We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides our investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Please refer to our investor relations website at ir.cbrands.com/financial-information/financial-history-non-gaap for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended			Years Ended
	February 28, 2023	February 28, 2022	Percent Change	February 28, 2023	February 28, 2022	Percent Change
Operating income (loss) (GAAP)	$466.7	$677.5	(31%)	$2,842.9	$2,331.7	22%
Less: Comparable adjustments (Non-GAAP) (1)	(125.1)	18.6		(193.8)	(604.1)
Comparable operating income (loss) (Non-GAAP)	$591.8	$658.9	(10%)	$3,036.7	$2,935.8	3%

Net income (loss) attributable to CBI (GAAP)	$223.0	$395.4	(44%)	$(71.0)	$(40.4)	(76%)

Plus: Net income (loss) attributable to noncontrolling interests (GAAP)	0.2	10.2		32.5	41.4
Provision for (benefit from) income taxes (GAAP)	33.2	92.3		422.1	309.4
Loss on extinguishment of debt (GAAP)	0.9	—		24.2	29.4
Interest expense (GAAP)	117.2	85.9		398.7	356.4
Adjusted EBIT (Non-GAAP)	374.5	583.8	(36%)	806.5	696.2	16%
Less: Comparable adjustments (Non-GAAP) (1)	(180.4)	(38.9)		(2,101.5)	(2,092.3)
Comparable EBIT (Non-GAAP)	$554.9	$622.7	(11%)	$2,908.0	$2,788.5	4%

Net income (loss) attributable to CBI (GAAP)	$223.0	$395.4	(44%)	$(71.0)	$(40.4)	(76%)
Less: Comparable adjustments (Non-GAAP) (1)	(142.1)	(56.3)		(2,053.3)	(2,000.2)
Comparable net income (loss) attributable to CBI (Non-GAAP)	$365.1	$451.7	(19%)	$1,982.3	$1,959.8	1%

EPS (GAAP) (2)	$1.21	$2.07	(42%)	$(0.11)	$(0.22)	50%
Less: Reclassification (Non-GAAP) (3)	NA	NA		0.27	NA
Comparable adjustments (Non-GAAP)	(0.77)	(0.30)		(11.03)	(10.41)
Comparable EPS (Non-GAAP) (4)	$1.98	$2.37	(16%)	$10.65	$10.20	4%

Weighted average common shares outstanding - diluted (4)	184.534	190.685		169.337	167.431
(1)See page 3 for further information on comparable adjustments.
(2)EPS was computed using the two-class method, until such conversion took place pursuant to the reclassification, conversion, and exchange of our Class B Convertible Common Stock into our Class A Common Stock (the "Reclassification").
(3)Adjustment for income allocated through the date of the Reclassification for the year ended February 28, 2023.
(4)Comparable EPS may not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per share (“comparable EPS”) are calculated on a fully dilutive basis. For the years ended February 28, 2023, and February 28, 2022, we have excluded 16.862 million and 24.791 million weighted average common shares outstanding, respectively, from the calculation of comparable EPS, as the effect of including these would have been anti-dilutive.

#WORTHREACHINGFOR I 2

Appendix B - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)
The comparable adjustments that impacted comparability in our results for each period are as follows:

	Three Months Ended		Years Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Net gain (loss) on undesignated commodity derivative contracts (1)	$(40.3)	$61.8	$(15.0)	$109.9
Settlements of undesignated commodity derivative contracts (1)	(7.9)	(11.1)	(76.7)	(35.9)
Flow through of inventory step-up (2)	(0.5)	(0.1)	(4.5)	(0.1)
Strategic business development costs (3)	(0.1)	—	(1.2)	(2.6)
Net flow through of reserved inventory (4)	—	0.5	1.2	12.1
Recovery of (loss on) inventory write-down (5)	—	—	0.2	(1.0)
Comparable adjustments, Gross profit	(48.8)	51.1	(96.0)	82.4

Impairments of assets (6)	(66.5)	—	(66.5)	—
Transition services agreements activity (7)	(9.1)	(7.5)	(20.5)	(19.2)
Restructuring and other strategic business development costs (3)	(7.1)	0.5	(9.9)	0.6
Costs associated with the Reclassification (8)	(6.3)	—	(37.8)	—
Transaction, integration, and other acquisition-related costs (9)	(0.2)	(0.6)	(1.4)	(1.4)
Gain (loss) on sale of business (10)	1.2	(0.2)	15.0	1.7
Impairment of brewery construction in progress (11)	—	—	—	(665.9)
Other gains (losses) (12)	11.7	(24.7)	23.3	(2.3)
Comparable adjustments, Operating income (loss)	(125.1)	18.6	(193.8)	(604.1)

Income (loss) from unconsolidated investments (13)	(55.3)	(57.5)	(1,907.7)	(1,488.2)
Comparable adjustments, Adjusted EBIT	(180.4)	(38.9)	(2,101.5)	(2,092.3)

Loss on extinguishment of debt (14)	(0.9)	—	(24.2)	(29.4)
Comparable adjustments, (Provision for) benefit from income taxes (15)	39.2	(17.4)	72.4	121.5
Comparable adjustments, Net income (loss) attributable to CBI	$(142.1)	$(56.3)	$(2,053.3)	$(2,000.2)
(1)Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.
(2)In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventories on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired business prior to acquisition.
(3)We recognized costs primarily in connection with certain activities which are intended to streamline, increase efficiencies, and reduce our cost structure.
(4)We sold reserved inventory previously written down following the 2020 U.S. West Coast wildfires.
(5)We primarily recognized a loss on the write-down of bulk wine inventory and certain grapes as a result of smoke damage sustained during the 2020 U.S. West Coast wildfires.
(6)We recognized trademark and other long-lived asset impairment losses in connection with certain continued negative trends within our craft beer business.

#WORTHREACHINGFOR I 3

Appendix B - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)
(7)We recognized costs in connection with transition services agreements related to the previous sale of a portion of our wine and spirits business.
(8)We recognized costs in connection with the Reclassification primarily related to professional and consulting fees, printing and mailing the associated proxy statement/prospectus, all filing and other fees paid to the Securities and Exchange Commission, and the acceleration of certain commitments.
(9)We recognized transaction, integration, and other acquisition-related costs in connection with our investments, acquisitions, and divestitures.
(10)We recognized a net gain (loss) primarily on the completion of the 2022 Wine Divestiture.
(11)We recognized an impairment of long-lived assets in connection with certain assets at the Mexicali Brewery.
(12)Primarily includes the following:

	Three Months Ended		Years Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Decrease (increase) in estimated fair values of contingent liabilities associated with prior period acquisitions	$7.0	$(9.6)	$12.9	$(9.6)
Insurance recovery related to a prior severe weather event	$2.3	$—	$5.2	$—
Gain from remeasurement of previously held equity method investments	$—	$—	$5.2	$13.5
Property tax settlement	$—	$—	$—	$10.4
Adjustment to understated excise tax accruals primarily related to a prior period acquisition	$—	$(13.3)	$—	$(13.3)
(13)Primarily includes the following:

	Three Months Ended		Years Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Impairment of Canopy equity method investment	$—	$—	$(1,060.3)	$—
Unrealized gain (loss) from the changes in fair value of our securities measured at fair value	$(6.8)	$(109.9)	$(45.9)	$(1,644.7)
Comparable adjustments to Canopy EIE (see page 5 for further information)	$(38.1)	$1.5	$(791.1)	$104.6
Net gain (loss) recognized from the sale of an equity method investment made through our corporate venture capital function	$—	$51.0	$—	$51.0
(14)We recognized losses primarily from make-whole payments in connection with the early redemption of certain senior notes.
(15)The effective tax rate applied to each comparable adjustment amount is generally based upon the jurisdiction in which the comparable adjustment was recognized. Comparable adjustments, (Provision for) benefit from income taxes also include items solely impacting income taxes and primarily consist of the following:

	Three Months Ended		Years Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Net income tax benefit related to a prior period divestiture	$22.7	$—	$166.4	$—
Net income tax provision recognized as a result of a legislative update in Switzerland	$(10.9)	$—	$(10.9)	$(11.9)
Net income tax (provision) benefit recognized for adjustments to valuation allowances	$—	$—	$(192.0)	$3.1
Net income tax benefit recognized due to the release of a deferred tax liability associated with an intra-entity transfer of assets	$—	$18.9	$—	$18.9

#WORTHREACHINGFOR I 4

Appendix C - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Canopy Equity Earnings (Losses) and Related Activities (“Canopy EIE”)
The measures that exclude all of our equity in the earnings (losses) of Canopy and related activities on a reported basis are defined as “excluding Canopy EIE.” Financial measures excluding Canopy EIE are non-GAAP and are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides our investors valuable insight to understand how management views the Company’s performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

	Three Months Ended		Years Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
(in millions)
Equity earnings (losses) and related activities, Canopy EIE (GAAP) (1)	$(72.8)	$(34.1)	$(949.3)	$(73.6)
(Provision for) benefit from income taxes (2)	3.3	2.7	55.6	32.6
Net income (loss) attributable to CBI, Canopy EIE (GAAP) (1)	$(69.5)	$(31.4)	$(893.7)	$(41.0)

Equity earnings (losses) and related activities, Canopy EIE (GAAP) (1)	$(72.8)	$(34.1)	$(949.3)	$(73.6)

Goodwill impairment	—	—	461.4	—
Restructuring and other strategic business development costs	7.9	11.7	123.5	82.4
Net (gain) loss on fair value financial instruments	25.2	(16.9)	94.4	(155.6)
(Gain) loss on dilution of Canopy stock ownership	3.8	2.1	97.7	(70.9)
Acquisition costs	3.4	0.5	8.9	4.5
Other (gains) losses, net	(2.2)	1.1	5.2	35.0
Comparable adjustments to Canopy EIE	38.1	(1.5)	791.1	(104.6)
Comparable equity earnings (losses), Canopy EIE (Non-GAAP) (1)	(34.7)	(35.6)	(158.2)	(178.2)
(Provision for) benefit from income taxes (2)	3.3	1.7	18.4	25.3
Comparable net income (loss) attributable to CBI, Canopy EIE (Non-GAAP) (1)	$(31.4)	$(33.9)	$(139.8)	$(152.9)

	Three Months Ended		Years Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
EPS, Canopy EIE (GAAP)	$(0.38)	$(0.17)	$(4.80)	$(0.22)
Comparable adjustments, Canopy EIE (Non-GAAP)	0.21	(0.01)	4.05	(0.58)
Comparable EPS, Canopy EIE (Non-GAAP) (3)	$(0.17)	$(0.18)	$(0.75)	$(0.80)

Appendix C - proposed presentation
CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

	Years Ended
	February 28, 2023			February 28, 2022
	Income (loss) before income taxes	(Provision for) benefit from income taxes (2)	Effective tax rate (5)	Income (loss) before income taxes	(Provision for) benefit from income taxes (2)	Effective tax rate (4)
Reported basis (GAAP)	$383.6	$(422.1)	110.0%	$310.4	$(309.4)	99.7%
Comparable adjustments - (Non-GAAP)	2,125.7	(72.4)		2,121.7	(121.5)
Comparable basis (Non-GAAP)	2,509.3	(494.5)	19.7%	2,432.1	(430.9)	17.7%
Less: Comparable basis, Canopy EIE (Non-GAAP)	(158.2)	18.4		(178.2)	25.3
Comparable basis, excluding Canopy EIE (Non-GAAP)	$2,667.5	$(512.9)	19.2%	$2,610.3	$(456.2)	17.5%

	Three Months Ended		Years Ended
	February 28, 2023	February 28, 2022	February 28, 2023	February 28, 2022
Comparable EPS (Non-GAAP) (5)	$1.98	$2.37	$10.65	$10.20
Comparable EPS, Canopy EIE (Non-GAAP)	0.17	0.18	0.75	0.80
Comparable EPS, excluding Canopy EIE (Non-GAAP) (3)	$2.15	$2.55	$11.40	$10.99
(1)Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.
(2)The benefit from income taxes effective tax rate applied to our Canopy EIE is generally based on the tax rates of the legal entities that hold our investment. The Comparable adjustment effective tax rate applied to each Comparable adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized.
(3)May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis.
(4)Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.
(5)See reconciliation of the applicable non-GAAP financial measures on page 2.